

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Michael K. Wirth
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

      Re: Chevron Corporation
          Amendment No.2 to Registration Statement on Form S-4
          Filed April 12, 2024
          File No. 333-277356

Dear Michael K. Wirth:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Amendment No.2 to Form S-4

Interests of Directors and Executive Officers of Hess in the Merger, page 67

1.   We note your new disclosure indicating that the filing of the arbitration relating to the Stabroek ROFR may delay the completion of the merger and that Hess seeks to complete the arbitration by the end of 2024. In light of this new disclosure, ensure that all related disclosures are updated and current.

Material U.S. Federal Income Tax Consequences, page 84

2.   The tax opinion which you filed as Exhibit 8.1 opines that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code, but it does not constitute a short-form opinion with regard to the disclosure in this section. Counsel's opinion expressly states: "We express no opinion on any issue or matter relating to the tax

consequences of the transactions contemplated by the Merger Agreement or the Registration Statement other than the opinion set forth above."

If you elect to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the proxy statement / prospectus both must identify counsel, state clearly that the disclosure in this section is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered. For reference, please see Staff Legal Bulletin No. 19 at Sections III.A.1 and III.B.2.

Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kyle Seifried, Esq., of Paul, Weiss, et al.